Exhibit 99.1

Cenovus completes amalgamation with

Husky Energy Inc.

Calgary, Alberta (March 31, 2021) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today that effective March 31, 2021, its wholly owned subsidiary Husky Energy Inc. (“Husky”) has been amalgamated with Cenovus under the provisions of the Canada Business Corporations Act (the “amalgamation”). The company will continue to operate as Cenovus Energy Inc.

As a result of the amalgamation, Husky will no longer be required to file reports with the securities regulatory authorities in Canada or the United States.

Cenovus is now the obligor under Husky’s existing US$500 million 3.95% notes due 2022, US$750 million 4.00% notes due 2024, C$750 million 3.55% notes due 2025, C$750 million 3.60% notes due 2027, C$1,250 million 3.50% notes due 2028, US$750 million 4.40% notes due 2029, US$387 million 6.80% notes due 2037, and other direct obligations of Husky.

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.

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